Central North Airport Group SC 14D9/A

Exhibit 99.(c)(1)

June 4, 2021

Board of Directors and

Corporate Practices, Finance, Planning and Sustainability Committee

Grupo Aeroportuario del Centro Norte, S. A. B. de C.V.

Plaza Metrópoli Patriotismo, Piso 5

Av. Patriotismo 201

Col. San Pedro de los Pinos

Ciudad de México, México 03800

Attn: Members of the Board of Directors and of the Committee (as defined below)

Ladies and Gentlemen:

We understand that Aerodrome Infrastructure S.à r.l. (“Aerodrome”), a limited liability company organized under the laws of Luxembourg, an affiliate of Servicios de Tecnología Aeroportuaria, S.A. de C.V. (“SETA”), a Mexican corporation, and beneficially owned by Bagual S.à.r.l. (“Bagual”), a limited liability company organized under the laws of Luxembourg, Grenadier S.à.r.l. (“Grenadier”), a limited liability company organized under the laws of Luxembourg, Pequod S.à.r.l. (“Pequod”), a limited liability company organized under the laws of Luxembourg, Harpoon S.à.r.l. (“Harpoon”), a limited liability company organized under the laws of Luxembourg, Expanse S.à.r.l. (“Expanse”), a limited liability company organized under the laws of Luxembourg, Fintech Holdings Inc. (“FH”), a corporation organized under the laws of Delaware and David Martínez (“Mr. Martínez” and, together with Aerodrome, SETA, Bagual, Grenadier, Pequod, Harpoon, Expanse and FH, the “Offerors”) have made a tender offer in the United States of America and, in conjunction, Aerodrome has made a tender offer in Mexico for the purchase of up to an aggregate 97,527,888, of the (1) outstanding Series B ordinary shares, without par value (the “Series B Shares”) and (2) in the United States, Series B Shares represented by outstanding American Depositary Shares (each representing eight Series B Shares) (the “Securities”), of Grupo Aeroportuario del Centro Norte, S. A. B. de C.V. (the “Company”) in cash at a price of Ps.137 per Series B Share and a price of Ps.1,096 per ADS (the “Offer Price”), in each case without interest thereon, net of certain fees, commissions and currency and other expenses described in the tender offer (collectively, the “Offers”).

FTI Capital Advisors, LLC (“FTICA” “we” or “our”) has been requested by the Company’s Board of Directors (the “Board”) to render our opinion to the Board and the Corporate Practices, Finance, Planning and Sustainability Committee (the “Committee”), as to the fairness, from a financial point of view, to the holders of the Securities (the “Shareholders”), of the Offer Price. Our opinion does not address any other aspect of the Offers.

www.fticonsulting.com

1800 Century Park East, Suite 450

Los Angeles, California 90067

Tel: 310.552.3774 Fax 310.552.3781

Board of Directors, Grupo Aeroportuario del Centro Norte, S. A. B. de C.V.

June 4, 2021

In arriving at our opinion, we reviewed and analyzed, among other things:

(i)	the engagement agreement between FTICA and the Company as of May 25, 2021 (the “Engagement Agreement”);
(ii)	the offer to purchase for the U.S. Offer (the “U.S. Offer to Purchase”) and the related documents that have been filed as exhibits to the Schedule TO filed by the Offerors, dated May 24, 2021 (the “Schedule TO”);
(iii)	the informative memorandum (folleto informativo) and the related documents that have been filed with the National Banking and Securities Commission in Mexico (Comisión Nacional Bancaria y de Valores, “CNBV”) dated May 24, 2021 (the “Folleto Informativo Definitivo”, and together with Schedule TO, the “Offer Documents”);
(iv)	the Company’s publicly disclosed financial statements covering the period December 31, 2017 through March 31, 2021;
(v)	a summary of the Company’s agreement (the “Concession Agreement”) with the Mexican Ministry of Communications and Transportation, covering the Company’s rights and responsibilities pertaining to each of the 13 airports that the Company operates under the Concession Agreement;
(vi)	forecasts prepared by the Company’s management (“Management”) covering the Company’s financial performance covering the period April 1, 2021 through October 31, 2048 prepared on or about May 25, 2021 by Management (the “Forecast”);
(vii)	recent analyst reports from analysts that cover the Mexican airline industry and/or Company; and
(viii)	a management representation letter addressed to FTICA addressing the accuracy and completion of information provided by Management to FTICA.

In addition, we have had discussions with Management concerning the Company’s business, operations, assets, liabilities, financial condition and prospects and undertaken such other studies, financial analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information and data furnished to or disclosed to us by Management (including any materials prepared by third parties and provided to FTICA by or on behalf of Management), or that were reviewed by us, and we have not assumed and we do not assume any responsibility or liability for independently verifying such information. We have further relied upon the assurances of Management that they are not aware of any facts

FTI Capital Advisors, LLC is a wholly owned subsidiary of FTI Consulting, Inc.	2

Board of Directors, Grupo Aeroportuario del Centro Norte, S. A. B. de C.V.

June 4, 2021

or circumstances that would make such information inaccurate or misleading. We have assumed, with your consent, that the Forecast has been reasonably prepared on a basis reflecting the best currently available estimates and judgments of Management. We assume no responsibility for, and we express no view as to, the Forecast, estimates or the assumptions on which it is based. In arriving at our opinion, we have not conducted a legal, accounting or physical inspection of the Company and have not made or obtained any valuations or appraisals of the assets or liabilities of the Company. Our opinion necessarily is based upon financial, market, economic and other conditions as they exist on, and can be evaluated as of, the date of this opinion. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this opinion. Furthermore, we have not evaluated, and are not opining on, the solvency of the Company under any laws relating to bankruptcy, insolvency or similar matters.

We have assumed that the Offer Price will be as set forth in the Offer Documents. We have assumed that the accuracy of the disclosures contained in the Offer Documents and the other definitive documents, that any covenants contained in the definitive documents are reasonably likely to be performed, and that the Offers will be consummated promptly, and without waiver, modification or amendment of any material terms or conditions set forth in the Offer Documents and other definitive documents reviewed by us. We have also assumed that all material governmental, regulatory and third-party approvals, consents and authorizations and releases necessary for the consummation of the Offers will be obtained prior to completion of the Offers and within the time frames reasonably contemplated by the parties to the Offers. We do not express any opinion as to legal, regulatory, tax or accounting matters, as to which we understand the Company has obtained such advice as it deemed necessary from qualified professionals.

We express no view as to, and our opinion does not address, any terms or other aspects or implications of the Offers (other than the fairness of the Offer Price from a financial point of view to the Shareholders) or any aspect or implication of any other agreement, arrangement or understanding entered into or to be entered into in connection with the Offers, including, without limitation, the fairness of the amount or nature of the compensation resulting from the Offers to any officers, directors or employees of the Company, or any class of such persons. In addition, we express no view as to, and our opinion does not address, the future price or value of the Securities or any other equity interests in the Company or of any assets of the Company, the underlying business decision of the Company to proceed with or effect the Offers nor does our opinion address the relative merits of the Offers as compared to any alternative business strategies that might exist for the Company or the effect of any other transactions in which the Company may engage.

Based upon and subject to the foregoing, we are of the opinion that as of the date hereof the Offer Price is fair from a financial point of view to the Shareholders.

Our opinion is based on the terms described to us by Management and the other documents and information described herein. We have not been provided, and have not reviewed, any other definitive documents to be entered into in connection with the Offers (if any) and express no opinion on such documents.

FTI Capital Advisors, LLC is a wholly owned subsidiary of FTI Consulting, Inc.	3

Board of Directors, Grupo Aeroportuario del Centro Norte, S. A. B. de C.V.

June 4, 2021

We will receive a fee for our services in connection with this opinion, a portion of which is payable upon rendering this opinion. The Company has agreed to reimburse certain of our expenses and indemnify us for certain liabilities that may arise out of our engagement pursuant to the Engagement Agreement. FTICA is a wholly-owned subsidiary of FTI.

FTI has performed services for an affiliate of the Offerors during the past two years. The Board acknowledges the disclosure of all of these facts and circumstances and relationships, has conducted its own inquiry as to the services performed in the past by FTI and its affiliates on behalf of the affiliate of the Offerors, and has waived all actual and potential conflicts of interest and claims that may arise from FTICA’s services hereunder or pursuant to any of the prior or future engagements of FTICA, FTI, and their affiliates, subject to the provisions with respect to such conflicts of interest set forth in the Engagement Agreement, including the requirement that FTICA establishes reasonable and appropriate screening procedures to prevent disclosure of the Company’s confidential information and assigns a separate team of individuals to the project team that provides services to the Offerors or other parties relating to the Offers.

FTI, its subsidiaries and its affiliates engage in a wide range of businesses from investment banking, asset management and other financial and non-financial advisory services. In the ordinary course of our business, we and our affiliates may actively advise our customers with respect to trades or other transactions in equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company for the accounts of our customers.

This opinion, the issuance of which has been approved by FTICA’s Fairness Committee, was rendered to the Board and the Committee for the information of the Board and Committee (each in its capacity as such) and addressed only the fairness as of the date of this opinion, from a financial point of view, of the Offer Price to the holders of the Securities. This opinion is not intended to be and does not constitute a recommendation to any Shareholder as to whether it should tender Securities in the Offers.

Very truly yours,

FTI Capital Advisors, LLC

FTI Capital Advisors, LLC is a wholly owned subsidiary of FTI Consulting, Inc.	4